Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports Fourth Quarter and Full-Year 2022 Results

●	Fourth quarter revenues of $63.3 million, net of non-cash warrants impact of $4.3 million

●	Fourth quarter GAAP operating loss of $16.7 million; non-GAAP operating loss of $9.9 million, net of non-cash warrants impact of $4.3 million

●	Solid peak season; Consumables and services revenues up for the fourth quarter and full year

●	Key 2023 focus areas include returning to profitability, successfully launching Apollo, and scaling KornitX

●	Long-term growth drivers firmly intact as supply chain turmoil in the textile industry continues

Rosh-Ha’Ayin, Israel – February 15, 2023 – Kornit Digital Ltd. (“Kornit” or “the Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today results for the fourth quarter and full year ended December 31, 2022.

“A solid peak season drove fourth quarter growth in consumables and services revenues,” said Ronen Samuel, Kornit’s Chief Executive Officer. “There is no doubt that 2022 was a very difficult year for us, our customers and the global fashion and textile industry. We took decisive actions throughout the year to adjust operations to reflect market conditions and are positioning ourselves to return to sustainable, profitable growth.”

Mr. Samuel concluded, “In 2023 we will focus on three key areas including: returning to profitability; successfully launching the Apollo and scaling KornitX. We believe Kornit continues to be best positioned to lead the retail supply chain transformation of the fashion and textile industry, enabling us to meaningfully scale the business and achieve our long-term financial objectives.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the fourth quarters of 2022 and 2021, respectively:

Fourth Quarter Warrants Impact

	Three Months Ended
	December 31,
	2022		2021
	Net of Warrants Impact	Warrants Impact	Net of Warrants Impact	Warrants Impact

Revenue	$63.3M	$4.3M	$87.5M	$7.9M
Non-GAAP Gross Margin	36.4%	4.1%	49.6%	4.1%
Non-GAAP Operating Margin	(15.7)%	7.4%	5.8%	7.8%
Non-GAAP Net Margin	(10.4)%	7.1%	7.3%	7.6%
Non-GAAP Diluted Earnings (Loss) Per Share	$(0.13)	$0.09	$0.13	$0.16

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the full-years 2022 and 2021, respectively:

Full-Year Warrants Impact

	Year Ended
	December 31,
	2022		2021
	Net of Warrants Impact	Warrants Impact	Net of Warrants Impact	Warrants Impact

Revenue	$271.5M	$22.5M	$322.0M	$25.4M
Non-GAAP Gross Margin	38.2%	4.7%	48.2%	3.8%
Non-GAAP Operating Margin	(15.4)%	8.8%	9.4%	6.6%
Non-GAAP Net Margin	(12.0)%	8.6%	11.2%	6.5%
Non-GAAP Diluted Earnings (Loss) Per Share	$(0.65)	$0.45	$0.74	$0.52

“I am pleased to have a more active role with the Company and be part of this journey to transform the textile industry,” said Lauri Hanover, Kornit’s Chief Financial Officer. “In the fourth quarter, we started to realize benefits from the actions taken to adjust our business operations to the current market dynamics. We will continue to reallocate resources to higher ROI projects that further position the Company for sustainable, long-term, profitable growth.”

Fourth Quarter 2022 Results of Operations

●	Total revenue for the fourth quarter of 2022 was $63.3 million, net of $4.3 million attributed to the non-cash impact of warrants, compared to $87.5 million, net of $7.9 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net loss for the fourth quarter of 2022 was $35.4 million, or ($0.71) per basic share, compared to net income of $1.0 million, or $0.02 per diluted share, for the fourth quarter of 2021.

●	Non-GAAP net loss for the fourth quarter of 2022 was $6.6 million, or ($0.13) per basic share, net of $0.09 per basic share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $6.4 million, or $0.13 per diluted share, net of $0.16 per diluted share attributed to the non-cash impact of warrants, for the fourth quarter of 2021.

Full-Year 2022 Results of Operations

●	Total revenue for the full-year 2022 was $271.5 million, net of $22.5 million attributed to the non-cash impact of warrants, compared to $322.0 million, net of $25.4 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net loss for the full-year 2022 was $79.1 million, or ($1.58) per basic share, compared to net income of $15.5 million, or $0.32 per diluted share, for the full-year 2021.

●	Non-GAAP net loss for the full-year 2022 was $32.6 million, or ($0.65) per basic share, net of $0.45 per basic share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $36.1 million, or $0.74 per diluted share, net of $0.52 per diluted share attributed to the non-cash impact of warrants, for the full-year 2021.

First Quarter 2023 Guidance

For the first quarter of 2023, the Company expects revenues to be in the range of $47 million to $52 million and adjusted EBITDA margin between -27% to -35% of revenue. The guidance for revenue and adjusted EBITDA margin includes the impact of the non-cash expense associated with the fair value of the Company’s warrants. Prior to this period, the Company had not included such impact in its guidance and has changed its prior practice to align better with its reported metrics.

Fourth Quarter and Full-Year 2022 Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1-809-406-247. The conference confirmation code is 13735879.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 13735879. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on Wednesday, March 1, 2023. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit serves customers in more than one hundred countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of current adverse macro-economic headwinds being caused by supply-chain delays, inflationary pressures, and rising interest rates, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the years ended December 31, 2021 and December 31, 2022, filed with the SEC on March 30, 2022, and to be filed with the SEC in the coming weeks, respectively. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly and annual results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; acquisition related expenses; restructuring expenses; foreign exchange differences associated with ASC 842; non-cash deferred tax expenses (income); and taxes attributed to tax settlement.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

In order to enable investors to compare our Adjusted EBITDA and other non-GAAP financial results for the three-month and full-year periods ended December 31, 2022 presented herein with our corresponding results for prior periods, the Company has included herein reconciliation tables of our GAAP net income to adjusted EBITDA covering the following additional historical periods: each quarter of the years ended December 31, 2022 and 2021; and each of the years ended December 31, 2022, 2021, and 2020.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$104,597	$611,551
Short-term bank deposit	275,033	9,168
Marketable securities	20,380	28,116
Trade receivables, net	67,360	49,797
Inventory	89,415	63,017
Other accounts receivable and prepaid expenses	22,054	13,694
Total current assets	578,839	775,343

LONG-TERM ASSETS:
Marketable securities	$245,970	$149,269
Deposits and other long-term assets	5,927	856
Severance pay fund	274	357
Deferred taxes	-	9,339
Property,plant and equipment, net	60,463	45,046
Operating lease right-of-use assets	27,139	25,155
Intangible assets, net	9,890	10,063
Goodwill	29,164	25,447
Total long-term assets	378,827	265,532

Total assets	$957,666	$1,040,875

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$14,833	$46,448
Employees and payroll accruals	14,255	22,482
Deferred revenues and advances from customers	5,701	5,401
Operating lease liabilities	4,989	5,058
Other payables and accrued expenses	25,592	17,287
Total current liabilities	65,370	96,676

LONG-TERM LIABILITIES:
Accrued severance pay	$1,223	$1,543
Operating lease liabilities	21,035	21,900
Other long-term liabilities	1,216	1,203
Total long-term liabilities	23,474	24,646

SHAREHOLDERS’ EQUITY	868,822	919,553

Total liabilities and shareholders’ equity	$957,666	$1,040,875

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)	(Audited)

Revenues
Products	$49,795	$75,955	$222,502	$282,637
Services	13,503	11,593	49,016	39,369
Total revenues	63,298	87,548	271,518	322,006

Cost of revenues
Products	29,026	34,273	125,935	132,730
Services	12,923	10,888	49,083	37,365
Total cost of revenues	41,949	45,161	175,018	170,095

Gross profit	21,349	42,387	96,500	151,911

Operating expenses:
Research and development, net	13,251	12,993	56,026	43,729
Sales and marketing	16,150	18,036	71,067	58,752
General and administrative	8,657	11,665	39,289	36,637
Total operating expenses	38,058	42,694	166,382	139,118

Operating income (loss)	(16,709)	(307)	(69,882)	12,793

Financial income (expenses), net	5,052	(36)	13,382	2,599
Income (loss) before taxes on income (tax benefits)	(11,657)	(343)	(56,500)	15,392

Taxes on income (tax benefits)	23,703	(1,297)	22,565	(135)
Net income (loss)	(35,360)	954	(79,065)	15,527

Basic net income (loss) per share	$(0.71)	$0.02	$(1.58)	$0.33

Weighted average number of shares used in computing basic net income (loss) per share	49,913,898	47,778,868	50,104,342	47,079,358

Diluted net income (loss) per share	$(0.71)	$0.02	$(1.58)	$0.32

Weighted average number of shares used in computing diluted net income (loss) per share	49,913,898	48,926,240	50,104,342	48,600,095

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$63,298	$87,548	$271,518	$322,006

GAAP cost of revenues	$41,949	$45,161	$175,018	$170,095
Cost of product recorded for share-based compensation (1)	(543)	(355)	(2,185)	(1,355)
Cost of service recorded for share-based compensation (1)	(408)	(355)	(1,676)	(1,105)
Intangible assets amortization on cost of product (3)	(266)	(176)	(1,402)	(337)
Intangible assets amortization on cost of service (3)	(160)	(160)	(640)	(640)
Excess cost of product on acquired inventory (2)	-	-	(663)	-
Restructuring expenses (4)	(305)	-	(701)	-
Non-GAAP cost of revenues	$40,267	$44,115	$167,751	$166,658

GAAP gross profit	$21,349	$42,387	$96,500	$151,911
Gross profit adjustments	1,682	1,046	7,267	3,437
Non-GAAP gross profit	$23,031	$43,433	$103,767	$155,348

GAAP operating expenses	$38,058	$42,694	$166,382	$139,118
Share-based compensation (1)	(4,264)	(3,454)	(18,788)	(12,673)
Acquisition related expenses (2)	-	(766)	(512)	(960)
Intangible assets amortization (3)	(138)	(97)	(501)	(433)
Restructuring expenses	(711)	-	(992)	-
Non-GAAP operating expenses	$32,945	$38,377	$145,589	$125,052

GAAP Financial income, net	$5,052	$(36)	$13,382	$2,599
Foreign exchange losses associated with ASC 842	285	638	(3,123)	336
Non-GAAP Financial income , net	$5,337	$602	$10,259	$2,935

GAAP Taxes on income (tax benefit)	$23,703	$(1,297)	$22,565	$(135)
Non-cash deferred tax income (expenses)	(10,234)	581	(10,014)	(2,733)
Non-recurring tax payment (a)	(11,485)	-	(11,485)	-
Non-GAAP Taxes on income (tax benefit)	$1,984	$(716)	$1,066	$(2,868)

GAAP net income (loss)	$(35,360)	$954	$(79,065)	$15,527
Share-based compensation (1)	5,215	4,164	22,649	15,133
Acquisition related expenses (2)	-	766	512	960
Intangible assets amortization (3)	564	433	2,543	1,410
Restructuring expenses (4)	1,016	-	1,693	-
Excess cost of product on acquired inventory (2)	-	-	663	-
Foreign exchange losses associated with ASC 842	285	638	(3,123)	336
Non-cash deferred tax expenses (income)	10,234	(581)	10,014	2,733
Non-recurring tax payment (a)	11,485	-	11,485	-
Non-GAAP net income (Loss)	$(6,561)	$6,374	$(32,629)	$36,099

GAAP diluted earnings (loss) per share	$(0.71)	$0.02	$(1.58)	$0.32

Non-GAAP diluted earnings (loss) per share	$(0.13)	$0.13	$(0.65)	$0.74

Weighted average number of shares

Shares used in computing GAAP diluted net earnings (loss) per share	49,913,898	48,926,240	50,104,342	48,600,095

Shares used in computing Non-GAAP diluted net earnings (loss) per share	49,913,898	49,163,475	50,104,342	48,836,435

(1) Share-based compensation
Cost of product revenues	$543	$355	$2,185	$1,355
Cost of service revenues	408	355	1,676	1,105
Research and development	1,340	875	5,312	2,685
Sales and marketing	1,693	1,354	7,361	5,005
General and administrative	1,231	1,225	6,115	4,983
	$5,215	$4,164	$22,649	$15,133

(2) Acquisition related expenses
Cost of product revenues	-	-	663	-
General and administrative	$-	$766	$512	$960
	$-	$766	$1,175	$960

(3) Intangible assets amortization
Cost of product revenues	$266	$176	$1,402	$337
Cost of service revenues	160	160	640	640
Sales and marketing	138	97	501	433
	$564	$433	$2,543	$1,410

(4) Restructuring expenses
Cost of product revenues	$305	$-	$689	$-
Cost of service revenues	-	-	12	-
Research and development	137	-	201	-
Selling and marketing	487	-	675	-
General and administrative	87	-	116	-
	$1,016	$-	$1,693	$-

(a)	Attributed to tax settlement with the Israeli Tax Authority
(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.
(c)	Offering costs related to the secondary offering of the company’s shares.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)	(Audited)
Cash flows from operating activities:

Net income (loss)	$(35,360)	$954	$(79,065)	$15,527
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,399	2,151	13,565	7,096
Fair value of warrants deducted from revenues	4,339	7,855	22,500	25,423
Share-based compensation	5,215	4,164	22,649	15,133
Amortization of premium and accretion of discount on marketable securities, net	373	2,899	1,820	1,279
Realized gain on sale and redemption of marketable securities	-	-	10	(32)
Change in operating assets and liabilities:
Trade receivables, net	(3,673)	69	(15,891)	1,782
Other accounts receivables and prepaid expenses	(2,501)	(2,281)	(8,635)	(4,134)
Inventory	(2,437)	(10,314)	(29,004)	(14,079)
Operating leases right-of-use assets and liabilities, net	229	608	(2,918)	211
Deferred taxes	11,523	(198)	8,530	(2,064)
Deposits and other long term assets	(1,859)	(34)	(4,251)	(110)
Trade payables	(9,068)	15,265	(26,948)	12,865
Employees and payroll accruals	(2,222)	820	(7,674)	9,698
Deferred revenues and advances from customers	107	(6,318)	(1,426)	(21,668)
Other payables and accrued expenses	(8,873)	(4,831)	7,190	5,648
Accrued severance pay, net	43	201	(237)	309
Other long - term liabilities	330	(496)	13	760
Loss (gain) from sale and disposal of property, plant and Equipment	(142)	-	425	-
Net cash provided by (used in) operating activities	(39,577)	10,514	(99,347)	53,644

Cash flows from investing activities:

Purchase of property, plant and equipment	$(5,776)	$(5,055)	$(18,042)	$(14,477)
Investment in equity securities	(193)	(351)	(820)	(351)
Acquisition of intangible assets	(73)	(130)	(308)	(130)
Proceeds from sale of property, plant and equipment	-	-	71	-
Cash paid in connection with acquisition, net of cash acquired	-	-	(14,654)	(14,991)
Investment in bank deposits	85,089	231,935	(265,865)	215,636
Proceeds from sales and redemption of marketable securities	-	-	1,945	1,000
Proceeds from maturity of marketable securities	6,500	4,222	27,898	13,526
Investment in marketable securities	(8,135)	(66,148)	(137,500)	(110,458)
Net cash provided by (used in) investing activities	77,412	164,473	(407,275)	89,755

Cash flows from financing activities:

Proceeds from public offering, net of issuance cost	$-	$339,760	$-	$339,760
Exercise of employee stock options	159	709	619	4,850
Payments related to shares withheld for taxes	(90)	(573)	(951)	(2,235)
Net cash provided by (used in) financing activities	69	339,896	(332)	342,375

Increase (decrease) in cash and cash equivalents	37,904	514,883	(506,954)	485,774
Cash and cash equivalents at the beginning of the period	66,693	96,668	611,551	125,777
Cash and cash equivalents at the end of the period	$104,597	$611,551	$104,597	$611,551

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,692	2,461	1,692	2,461
Inventory transferred to be used as property and equipment	5,248	2,641	6,792	3,572
Lease liabilities arising from obtaining right-of-use assets	408	4,171	7,585	5,688

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended				Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	December 31,
	2022				2021				2022	2021	2020
	(Unaudited)				(Unaudited)				(Unaudited)

GAAP Revenues	$83,293	$58,136	$66,791	$63,298	$66,123	$81,666	$86,669	$87,548	$271,518	$322,006	$193,331

GAAP Net Income (Loss)	(5,197)	(19,476)	(19,032)	(35,360)	5,099	5,602	3,872	954	(79,065)	15,527	(4,783)
Taxes on income (tax benefits)	91	(1,099)	(130)	23,703	75	821	266	(1,297)	22,565	(135)	1,552
Financial expenses (income)	(1,799)	(4,324)	(2,207)	(5,052)	(2,065)	(351)	(219)	36	(13,382)	(2,599)	(3,498)
Share-based compensation	5,298	5,481	6,655	5,215	3,072	3,827	4,070	4,164	22,649	15,133	10,036
Intangible assets amortization	419	790	770	564	304	304	369	433	2,543	1,410	812
Acquisition related expenses	512	-	-	-	-	-	194	766	512	960	648
Excess cost of product on acquired inventory	-	369	294	-	-	-	-	-	663	-	-
Restructuring expenses	-	-	677	1,016	-	-	-	-	1,693	-	-
Other	-	-	-	-	-	-	-	-	-	-	451
Non-GAAP Operating Income (Loss)	(676)	(18,259)	(12,973)	(9,914)	6,485	10,203	8,552	5,056	(41,822)	30,296	5,218
Depreciation	2,161	2,532	2,494	3,835	1,188	1,239	1,541	1,718	11,022	5,686	3,899
Adjusted EBITDA	$1,485	$(15,727)	$(10,479)	$(6,079)	$7,673	$11,442	$10,093	$6,774	$(30,800)	$35,982	$9,117

Warrants Impact	8,005	4,516	5,640	4,339	3,139	6,572	7,857	7,855	22,500	25,423	5,366
Adjusted EBITDA, ex. Warrants Impact	$9,490	$(11,211)	$(4,839)	$(1,740)	$10,812	$18,014	$17,950	$14,629	$(8,300)	$61,405	$14,483